Asta Funding, Inc
210 Sylvan Avenue
Englewood Cliffs, NJ 07632
March 26, 2007
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
450 Fifth Street, N.W.
Washington, DC 20549
     Dear Mr. Spirgel:
We are in receipt of your letter dated March 5, 2007, and are responding to the Staff’s comments. To assist the Staff, our responses are numbered to correspond to the numbered paragraphs in the Staff’s comment letter.
Form 10-K for the year ended September 30, 2006
Selected Financial Data, page 29
1.	Please disclose the balance sheet data as required by Item 301 of Regulation S-K.

We acknowledge the Staff’s comment and will disclose in future filings our key balance sheet data, including consumer receivables acquired for liquidation, total assets and total stockholders’ equity. Additionally, in future filings, we will disclose our dividends paid per share in our Selected Financial Data.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 31
2.	Please revise to discuss in detail here and to the notes to the financial statements, your rationale for asserting that future cash flows are both reasonably estimable and probable in accordance with paragraph .13 of Practice Bulletin 6. We also note that paragraph .3 states that if the amounts and timing of collections are not reasonably estimable and the ultimate collectibility of the acquisition amount of the loan and discount is not probable, the loan should be accounted for using the cost-recovery method. We note that over time the percentage of your loan portfolio that you have classified as Accrual Basis has increased significantly over the years. Please tell us what has changed in your loan portfolio to justify the use of the interest method rather than cost recovery. Tell us in detail your consideration of paragraph .18.
We acquire accounts that have experienced deterioration of credit quality between origination and the date of our acquisition of the accounts. The amount paid for a portfolio of accounts reflects our determination that it is probable we will be unable to collect all amounts due according to the portfolio of accounts contractual terms. We consider the expected payments and estimate the amount and timing of undiscounted expected principal, interest and other cash flows for each acquired portfolio coupled with expected cash flows from accounts available for sales. The excess of this amount over the cost of the portfolio, representing the excess of the account’s cash flows expected to be collected over the amount paid, is accreted into income recognized on finance receivables over the expected remaining life of the portfolio.
We believe we have significant experience in acquiring certain distressed consumer receivable portfolios at a significant discount to the amount actually owed by underlying debtors. We acquire these portfolios only after both qualitative and quantitative analyses of the underlying receivables are performed and a calculated purchase price is paid so that we believe our estimated cash flow offers us an adequate return on our acquisition costs after our servicing expenses. Since our experience in acquiring and managing the liquidation of certain accounts of distressed receivables has a history in excess of 20 years, and as we have purchased in excess of 220 portfolios since fiscal 1999, we believe we have the necessary experience in order to reasonably estimate the amount and timing of cash flows. During the past 3 fiscal years, we have purchased distressed consumer receivables with a face amount of approximately $10.9 billion at a purchase price of approximately $432.0 million. Of these amounts, approximately 80% of the purchased receivables were comprised of credit card receivables, 13% were comprised of telecom receivables, and 3% were comprised of auto deficiency receivables. Additionally, when considering larger portfolio purchases of accounts, or portfolios from issuers from whom we have little limited experience, we have the added benefit of soliciting our third party servicers for their input on liquidation rates and at times incorporate such input into the price we offer for a given portfolio and the estimates we use for our expected cash flows.
Typically, when purchasing portfolios for which we have the experience detailed above, we have expectations of achieving a 100% return on our invested capital back within an 18-28 month time frame and expectations of generating in the range of 140-150% of our invested capital over 3-5 years. Historically, we have generally been able to achieve these results and we continue to use this as our basis for establishing the original cash flow estimates for our portfolio purchases. We routinely monitor these results against the actual cash flows and, as discussed in response to comment #6, in the event the cash flows are below our expectations and we believe there are no reasons relating to mere timing differences or explainable delays (such as can occur particularly when the court system is involved) for the reduced collections, an impairment would be recorded as a provision for credit losses. Conversely, in the event the cash flows are in excess of our expectations and the reason is due to timing, we would defer the “excess” collection as deferred revenue.
We account for our investments in consumer receivable portfolios, using either:
•	the interest method; or

•	the cost recovery method.
As we believe our extensive liquidating experience in certain asset classes such as distressed credit card receivables, telecom receivables, consumer loan receivables, retail installment contracts, mixed consumer receivables, and auto deficiency receivables has matured, we generally use the interest method for accounting for substantially all asset acquisitions within these classes of receivables. Presently, in those situations where we diversify our acquisitions into other asset classes where we do not possess the same expertise or history, we utilize the cost recovery method for accounting for those portfolios. In fact, in the first quarter ended December 31, 2006, we made our first purchases in two different and new asset classes; utilities and medical receivables, which are being accounted for under the cost recovery method as we have limited experience with either class.
As we continue to purchase asset classes in we believe we have requisite expertise and experience, we are more likely over time to use the interest method to account for these purchases.
We acknowledge the Staff’s comment and will incorporate this disclosure in our future filings.
3.	Please discuss in detail, citing the authoritative literature upon which you have relied, your rationale for any aggregation of loans under Practice Bulletin 6.

Prior to October 1, 2005, the Company accounted for its investment in finance receivables using the interest method under the guidance of Practice Bulletin 6, which we believe was silent with regards to the aggregation of loans. Each purchase was treated as a separate portfolio of receivables and was considered a separate financial investment, and accordingly we did not aggregate such loans under Practice Bulletin 6 as the underlying collateral had similar characteristics. As SOP 03-3 was adopted by the Company for our fiscal year beginning October 1, 2005, we have begun aggregating portfolios of receivables acquired sharing specific common characteristics which were acquired within a given quarter. We currently consider for aggregation portfolios of accounts, purchased within the same fiscal quarter, that generally meet the following characteristics as discussed in paragraph B-51 of SOP 03-3, including:

•	Same issuer/originator

•	Same underlying credit quality

•	Similar geographic distribution of the accounts

•	Similar age of the receivable and

•	Same type of asset class (credit cards, telecom etc.)
We acknowledge the Staff’s comment and will incorporate this disclosure in our future filings.

4.	Please revise to discuss in detail here and to disclose in the notes to the financial statements, your rationale for considering each purchase as a separate portfolio of receivables and your consideration of aggregation criteria in paragraphs .12 and B-50 through B-52 of SOP 03-3.

Generally, each purchase is considered a separate portfolio of receivables and is considered a financial investment which is considered for aggregation as we purchase similar portfolios with similar accounts and characteristics during a given quarter. As SOP 03-3 was adopted by the company for our fiscal year beginning October 1, 2005, we have begun aggregating portfolios possessing specific common characteristics. It should be noted that paragraph B-50 of SOP 03-3 states that “Aggregation, if desired by the investor and if certain criteria are met, provides for a practical approach by permitting the evaluation of pools of loans and the use of statistics of pool behaviors”. As stated in response to comment #3, we currently consider for aggregation portfolios of accounts, purchased within the same fiscal quarter, that generally meet the following characteristics as discussed in paragraph B-51 of SOP 03-3, including:
•	Same issuer/originator

•	Same underlying credit quality

•	Similar geographic distribution of the accounts

•	Similar age of the receivable and

•	Same type of asset class (credit cards, telecom etc.)
We acknowledge the Staff’s comment and will incorporate and clarify this disclosure in our future filings.

5.	Please revise to discuss in detail here and to disclose in the notes to the financial statements, your rationale for recognizing income under paragraph .06 of SOP 03-3. Tell us how you have a reasonable expectation regarding the timing and amount of cash flows expected to be collected.

Each static pool of receivables is analyzed to determine its projected cash flows based on historical cash collections for pools with similar characteristics. An internal rate of return (“IRR”) is calculated for each static pool of receivables based on the projected cash flows. The IRR is applied to the remaining balance of each static pool of accounts to determine the revenue recognized.
As stated above in response to comment #2, the amount we offer and ultimately pay for a portfolio of accounts reflects our determination that it is probable we will be unable to collect all amounts due according to the portfolio of accounts contractual terms. We consider the expected payments and estimate the amount and timing of undiscounted expected principal, interest and other cash flows for each acquired portfolio coupled with expected cash flows from accounts available for sales. We determine the excess of the portfolio’s scheduled contractual principal, if any, and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted. The excess of this amount over the cost of the portfolio, representing the excess of the account’s cash flows expected to be collected over the amount paid, is accreted into income recognized on finance receivables over the expected remaining life of the portfolio. Further in response to comment #2 above we state that we acquire portfolios only after both qualitative and quantitative analysis of the underlying receivables is performed and a calculated purchase price is paid so that we believe our estimated cash flow offers us an adequate return on our acquisition costs after our servicing expenses. Typically, when purchasing portfolios, we have expectations of achieving a 100% return on our invested capital back within an 18-28 month time frame with further expectations of generating in the range of 140-150% of our invested capital over 3-5 years. Historically, we have generally been able to achieve these results and we continue to use this as our basis for establishing the initial cash flows for our portfolio purchases. Our analysis of the timing and amount of cash flows to be generated by our portfolio purchases are based on the following attributes:
• The type of receivable, the location of the debtor and the number of collection agencies previously attempting to collect the receivables in the portfolio. We have found that there are better states to try collect receivables and we factor in both good and bad states when establishing our initial cash flow expectations.
• the average balance of the receivables influence our analysis in that lower average balance portfolios tend to be more collectible in the short-term and higher average balance portfolios are more suitable for our suit strategy and thus yield better results over the longer term. As we have significant experience with both types of balances, we are able to factor these variables into our initial expected cash flows;
• the age of the receivables, the number of days from charge-off, the payments, if any, since charge-off, and the credit guidelines of the credit originator also represent factors taken into consideration in our estimation process since, for example, older receivables might be more difficult to collect in amount and/or require more time to collect;

• past history and performance of similar assets acquired. As we purchase portfolios of like assets, we have built significant history on the tendencies of debtor repayments and factor this into our initial expected cash flows;
• Jobs or property of the debtors found within portfolios. With our business model, this is of particular importance. Debtors with jobs or property are more likely to repay their obligation through the suit strategy and conversely, debtors without jobs or property are less likely to repay their obligation. While we believe that debtors with jobs or property are more likely to repay, we also believe that these debtors generally might take longer to repay and that is factored into our initial expected cash flows;
Since our experience in acquiring and managing the liquidation of certain accounts of distressed receivables has a history in excess of 20 years, and as we have purchased in excess of 220 portfolios since 1999, we believe we have the necessary experience enabling us to reasonably estimate the amount and timing of cash flows and thus recognize income pursuant to paragraph .06 of SOP 03-3.
We acknowledge the Staff’s comment and will incorporate this discussion in our future filings.
6.	Please revise to discuss in detail here and to disclose in the notes to the financial statements, your assumptions and basis for such assumptions for determining cash flows and IRR for each portfolio, including determination of any impairments regarding a portfolio.

After determining an investment will yield an adequate return on our acquisition cost after servicing fees, we use a variety of qualitative and quantitative factors to determine the estimated cash flows. As stated in comment #5, included in our analysis for purchasing a portfolio of receivables and determining a reasonable estimate and the timing thereof, the following variables are analyzed and factored into our original estimates:
• The number of collection agencies previously attempting to collect the receivables in the portfolio;
• the average balance of the receivables as older receivables might be more difficult to collect or might be less cost effective;
• the age of the receivables as older receivables might be more difficult to collect or might be less cost effective ;
• past history of performance of similar assets — as we purchase portfolios of similar assets, we have built significant history on how these receivables will liquidate and cash flow;

• number of days since charge-off;
• payments made since charge-off;
• the credit originator and their credit guidelines;
• the locations of the debtors as there are better states to attempt to collect in and ultimately we have better predictability of the liquidations and the expected cash flows. Conversely, there are also states where the liquidations are not as good and that too is factored into our cash flows ;
• Jobs or property of the debtors found within portfolios-with our business model, this is of particular importance. Debtors with jobs or property are more likely to repay their obligation and conversely, debtors without jobs or property are less likely to repay their obligation ; and
• the ability to obtain customer statements from the original issuer.
On occasion, we will utilize input from our third party servicers, as further evidentiary matter, to assist us in modeling the expected cash flows for a given portfolio.
Typically, when purchasing portfolios, we have expectations of achieving a 100% return on our invested capital back within an 18-28 month time frame with further expectations of generating in the range of 140-150% of our invested capital over 3-5 years. Historically, we have generally been able to achieve these results and we continue to use this as our basis for establishing the original cash flows for our portfolio purchases. Using this benchmark for future cash flows, we routinely monitor the performance of the portfolio by tracking the actual collections against the expected collections. In the event that the cash flows are below our expectations and it is our understanding there are no reasons relating merely to timing differences or explainable delays (such as can occur particularly when the court system is involved) for the reduced collections, an impairment would be recorded as a provision for credit losses. Conversely, in the event the cash flows are in excess of our expectations and the reason is due to timing, we would defer the “excess” collection as deferred revenue.
We acknowledge the Staff’s comment and will incorporate this disclosure in our future filings.
Consolidated Statements of Cash Flows, page F-6
7.	We note that you report cash flows from sales of consumer receivables as investing activities. Please address the following regarding that presentation:

•	Given your history of selling such receivables, please tell us how you determined that these cash flows should be reported as investing, rather than operating activities.

At the previous request of the Commission in 2005, we disaggregated the gains and losses arising from sales of portfolio accounts from the elements of revenue and presented such information with respect to revenue in the notes to our financial statements and with respect to cash flows we have presented the sale data as two separate line items under investing activities.

The investments we make do not constitute “trading securities”, nor do they constitute loans similar to securities in a trading account. Therefore investing cash flow treatment is appropriate in the circumstances (see further discussion below).

•	Tell us the nature of the receivables and when you make the determination to sell the receivables, specifically, at or subsequent to acquisition.

We feel that our business model of not having a large number of collectors, coupled with a legal strategy which is focused on attempting to attach liens and judgments on obligors, allows us the flexibility to sell accounts at prices that are attractive to us and as important, sell the less desirable accounts within our collective portfolios within the context of our overall collection strategy. It should be noted that our determination to sell accounts generally does not take place at the time of acquisition; rather, it is a continuous process of monitoring the collection process which allows us to continually find accounts that meet the criteria for a possible sale.

We have increased the use of legal networks which we believe yields more collections over a longer period of time. The use of the “suit” strategy enables us to obtain liens or judgments on assets of debtors who meet certain criteria. In general, for certain receivables, attorneys or attorney networks are more successful in collecting debts than collection agencies even without suing debtors. There are many factors that contribute to the decision of which accounts we sell and which to service, including:
•	the age of the receivables;

•	the status of the receivables — whether paying or non-paying;

•	the selling price;

•	whether or not the receivable is worthy of our suit strategy; and

•	whether our efforts have been exhausted.

•	Please tell us how you applied the guidance of paragraph .08a of SOP 01-6 and paragraph 9 of SFAS 102.
SOP 01-6 does not appear to represent applicable GAAP for the operations of the Company, as we (i) do not engage in activities of a “Financial Institution” (as defined in the SOP by reference), nor do we engage in financing or lending activities otherwise discussed in the Summary section of the SOP and (ii) we are not otherwise subject to the scope of the SOP as we do not operate as an entity of the type mentioned in paragraphs .03 through .06 of the SOP inclusive. Paragraph .08 of the SOP indicates that only entities covered by the aforementioned paragraphs, .03-.06, are covered within the scope of the pronouncement.
With respect to paragraph 9 of SFAS 102, it should be noted that none of our pools of receivables acquired by us are acquired for resale per se, they are generally not held for short periods of time, nor are they securitized instruments or the types of loans that under GAAP should be accounted for at market or at the lower of cost or market. We purchase portfolios of non-performing consumer accounts and management estimates the cash flow by period. Included in this estimate is the expectation that some accounts will be sold as a package to other investors and that the remainder of the portfolio will be acted upon either in house or through our third party servicers. We do not determine which accounts in fact will be sold as a package nor do we determine the precise time of such sales at the date of acquisition of the portfolio.
Form 10-Q for December 31, 2006
8.	Revise, as applicable, for comments issued regarding Form 10-K for the year ended September 30, 2006.

We acknowledge the Staff’s comment and will incorporate all disclosure in our future filings.
     In connection with our responses the Company acknowledges:
a.	The Company is responsible for the adequacy and accuracy of the disclosures in its filing.

b.	Your comments or the Company’s changes to its disclosures in response to your letter do not foreclose the SEC from taking any action with respect to the Company’s filings, and

c.	The Company will not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We thank you for your comments and should you need any additional information after reviewing the responses provided above, please contact me at 201-567-5648 ext. 213, or by fax at 201-569-4595, or by e-mail at mcohen@astafunding.com.
Very truly yours,
Mitchell Cohen
Chief Financial Officer